July 9, 2025

VIA E-mail

Payam Siadatpour
Eversheds Sutherland
700 Sixth Street, NW Suite 700
Washington, DC 20001-3980
payamsiadatpour@eversheds-sutherland.com

         Re: Nuveen Churchill BDC V
             File No. 000-56757

Dear Mr. Siadatpour:

        On June 6, 2025, you filed a registration statement on Form 10 on behalf of Nuveen
Churchill BDC V (the    Company   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its beneficial interests
under section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act
). Please note that a
filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the
Company   s Form
10 prior to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Payam Siadatpour
Nuveen Churchill BDC V
Page 2

   EXPLANATORY NOTE     Page 1

   1.   Please add the following bullet points:

   x    The amount of distributions that the Company may pay, if any, is uncertain.

   x    The Company may pay distributions in significant part from sources that may not be
        available in the future and that are unrelated to the Company   s
performance, such as
        from offering proceeds, borrowings, and amounts from the Company   s
affiliates that
        are subject to repayment by investors.

   x    The Company   s distributions may be funded from unlimited amounts of
offering
        proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

   ITEM 1. BUSINESS
   (a) General Development of Business     Page 5

   2. Has the Company granted, or does it expect to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise? If so, what are such rights or terms, and what are the criteria by which such investors were selected? How does the granting of such rights or terms impact the fund and investors who are not granted them? We may have further comments based on your response.

   (c) Description of Business
   The Company     Nuveen Churchill BDC V
   Investment Strategy     Page 17

   3.   Please define    middle market companies    as the term is used for
purposes of the
        Company   s investment strategy and market opportunity sections.

   4.   Please specify what is meant by    leading    private equity firms, and
clarify whether
        ownership of a portfolio company by such firms is a prerequisite to the
Company   s
        investments. If not, please make this clear. If so, then discuss what criteria, if any, the
        Company will use to determine that the private equity firm has a sufficient ownership interest in the portfolio company.

   Overview of Market Opportunity
   Large, Resilient and Attractive Addressable Market     Page 18

   5.   We note your statement that    if it were a standalone economy, the
U.S. middle market
        would be the third largest economy in the world based on GDP,    but
were unable to
        confirm this statistic in the references cited in the registration statement. Please revise the reference, or alternatively, delete the sentence.
 Payam Siadatpour
Nuveen Churchill BDC V
Page 3

Summary of Key Attributes of Investments
Environmental, Social and Governance Policies     Pages 25-26

   6. Please briefly identify examples of the ESG factors and risks considered.

The Private Offering     Page 32

   7. Disclosure in the first full paragraph beginning on page 33 relates to the remedies that the Company may pursue against an investor in default of its obligations under the subscription agreement. On a supplemental basis, please explain to us how the contractual remedy for a Defaulting Subscriber, whereby the Defaulting
Subscriber   s
         Shares may be offered to other shareholders or third parties, or a portion of the Shares may be transferred to the other shareholders, is consistent with Rule 23c-2 under the
         1940 Act (applicable to BDCs through Section 63), which requires that redemptions be
         made in    a manner as will not discriminate unfairly against any
holder ...

Promoters and Certain Control Persons     Page 100

   8. Please disclose whether the initial portfolio held by the investment adviser is being held pursuant to a warehouse facility or agreement and describe in disclosure the material terms of the agreement(s). We may have additional comments based on your response.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

   9.    Please discuss in your response letter the fund   s method for
accounting for offering
         costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

   10. Please provide an analysis under Article 6   11 of Regulation S   X and
discuss whether
       the Company will acquire all or substantially all of the portfolio investments held by private funds. If so, please include financial statements and consents for the private funds in the registration statement and ensure that these financial statements have been
       audited in accordance with U.S. GAAP and Article 12 of Regulation S   X
as required by
       Article 6   11 of Regulation S   X.

   11. If the acquisition of the initial portfolio does not meet the
requirements in Article 6   11
       of Regulation S   X, please include an unaudited special purpose
schedule of investments
       prepared in accordance with Article 12   12 of Regulation S   X in the
body of the
       registration statement that includes the initial portfolio of investments that the fund expects to purchase.

                                     *   *    *   *    *   *

       We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of
 Payam Siadatpour
Nuveen Churchill BDC V
Page 4

action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-3623 or Jeffrey Long at (202) 551-6983.

                                                     Sincerely,

                                                     /s/ Daniel S. Greenspan

                                                     Senior Counsel

cc:    Ryan Sutcliffe, Branch Chief
       Christian Sandoe, Assistant Director